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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 5/A

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transaction Reported

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1. Name and Address of Reporting Person

  Hermelin               Marc                      S.
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   (Last)               (First)                 (Middle)

  2503 South Hanley Road
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                                    (Street)

 St. Louis                 MO                   63144
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   KV Pharmaceutical Company; KV.B

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   March 31, 2000
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5. If Amendment, Date of Original (Month/Year)

   May 15, 2000
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


                    Vice Chairman and Chief Executive Officer
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7.  Individual or Joint/Group Reporting

    [ X ] Form Filed by One Reporting Person
    [   ] Form Filed by More Than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.         -------------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Class B Common Stock                  08/15/99        M               25,000      A      8.530
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Class B Common Stock                  08/15/99        M               75,000      A     10.455
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Class B Common Stock                                                                               336,340        D
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Class B Common Stock                                                                             1,028,718        I(a)     By Trust
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Class B Common Stock                                                                               176,250        I(b)     By Trust
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(a) Shares held in two trusts in which the reporting person is one of three trustees of each trust; including Trust Agreement dated 12/22/73 FBO Marc
     S. Hermelin, in which the reporting person is the primary beneficiary, and one trust including Trust Agreement dated 12/12/73 FBO Minnette Hermelin.

(b) Shares held in an Irrevocable trust for the benefit of the reporting person. The reporting person does not hold or share voting or dispositive power regarding the shares.


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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)    (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
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Option to                                                                      Class B
Purchase          $10.455   08/15/99    M           75,000  5/15/97  5/15/02   Common     75,000
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Option to                                                                      Class B
Purchase           $8.53    08/15/99    M           25,000  1/2/97   1/2/02    Common     25,000
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Option to                                                                      Class B
Purchase          $16.563   04/01/99    A    75,000         4/1/99   4/1/03    Common     75,000
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Option to                                                                      Class B
Purchase          $16.50    08/16/99    A   100,000         8/16/99  8/16/03   Common    100,000
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Option to                                                                      Class B
Purchase          $16.563   08/16/99    G           75,000  4/1/99   4/1/03    Common     75,000
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Option to                                                                      Class B
Purchase          $16.50    08/16/99    G           45,000  8/16/99  8/16/03   Common     45,000
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Option to                                                                      Class B
Purchase          $16.50    08/16/99    G            5,000  8/16/99  8/16/03   Common      5,000
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Option to                                                                      Class B                                   By
Purchase                                                                       Common    120,000        120,000    I(1)  Partnership
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Option to                                                                      Class B
Purchase                                                                       Common    175,000        175,000    D
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Explanation of Responses:

(1)   Gifted to limited partnership with one percent interest retained by donor.


        /s/ Marc S. Hermelin                                     5/17/00
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        Signature of Reporting Person                             Date